August 29, 2017

Doyen Elements,Inc.

20511 Abbey Drive

Frankfort, Illinois 60423

VIA EMAIL & EDGAR

Ms. Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Reference: Request for Qualification for
Doyen Elements, Inc. Amendment No. 3 to Form 1-A
File No. 024-10707

Dear Ms. Block:

The Company hereby respectfully requests that the Qualification Date of its Offering Circular on Form 1-A (File No. 024-10707) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. Washington D.C. time on September 1, 2017 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above Offering Circular.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Cynthia Boerum at 651-270-8264.

Sincerely,

/S/ Cynthia Boerum
Cynthia Boerum
Chief Operating Officer, Doyen Elements, Inc.